SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------

                               SCHEDULE 14D-9
                             (AMENDMENT NO. 2)
                               (RULE 14D-101)
                       -----------------------------

        SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                   OF THE SECURITIES EXCHANGE ACT OF 1934


                       WESLEY JESSEN VISIONCARE, INC.
                         (Name of Subject Company)


                       WESLEY JESSEN VISIONCARE, INC.
                    (Name of Person(s) Filing Statement)


                  COMMON STOCK, PAR VALUE $0.01 PER SHARE
                       (Title of Class of Securities)


                                 951018100
                   (CUSIP Number of Class of Securities)


                              EDWARD J. KELLEY
                          CHIEF FINANCIAL OFFICER
                       WESLEY JESSEN VISIONCARE, INC.
                           333 EAST HOWARD AVENUE
                         DES PLAINES, IL 60018-5903
                         TELEPHONE: (847) 294-3000
    (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)


                              WITH A COPY TO:

                            ROGER S. AARON, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                          NEW YORK, NY 10036-6522
                               (212) 735-3000


/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



         Wesley Jessen VisionCare, Inc., a Delaware corporation ("Wesley Jessen"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 6, 2000 (the "Schedule 14D-9"), relating to the tender offer by WJ Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Novartis AG, a Swiss corporation ("Parent"), to purchase all of the issued and outstanding common stock, par value $0.01 per share, of Wesley Jessen, including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement, dated as of November 16, 1999, as amended by Amendment No. 1 to Rights Agreement, dated March 20, 2000, and Amendment No. 2 to Rights Agreement, dated as of May 30, 2000, between Wesley Jessen and American Stock Transfer & Trust Company, as Rights Agent.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 is hereby amended and supplemented by adding the following paragraph at the end of the discussion under the heading "Antitrust-United States":

         Parent and the Company have received notice that the waiting period under the HSR Act applicable to Parent's tender offer for the Company has been terminated by the FTC.


SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      By:   /s/  Kevin J. Ryan
                                         --------------------------------
                                                  Kevin J. Ryan
                                         Chairman and Chief Executive Officer

Dated: October 2, 2000